

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

> **Re: Zhibao Technology Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 11, 2023**
> **CIK No. 0001966750**

Dear Botao Ma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 11, 2023

Shareholder Agreement between Zhibao China and Certain Investors, page 112

1. We note that under the Shareholder Agreements, investors' shares are subject to anti-dilution provisions. Please describe the events that would trigger the anti-dilution adjustments and quantify the number and value of the securities the investors will receive pursuant to the anti-dilution provisions.

Compensation of Directors and Executive Officers, page 142

2. We note your response to our prior comment 2 and reissue in part. Please update the compensation information of directors in the second paragraph of this section to cover the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

You may contact William Schroeder at 202-551-3294 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard I. Anslow